

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 21, 2017

Via E-Mail
Charles Tralka
Secured Real Estate Income Strategies, LLC
2090 N. Kolb Road, Ste 120
Tucson, AZ 85715

   Re: Secured Real Estate Income Strategies, LLC
     Amendment No. 7 to
     Offering Statement on Form 1-A
     Filed June 30, 2017
     File No. 024-10623

Dear Mr. Tralka:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2017 letter.

Description of Our Class A Units

Redemptions, page 130

1. We note your response to comment 7. Please add disclosure defining the term "redemption request date." Also, we note from the hypothetical you provided in your response that it seems as though redeeming investors will forfeit the value of the distributions declared on the Class A Units subject to the redemption request with record dates between the redemption request date and the Redemption Date. If true, please add appropriate disclosure, including disclosure in your Risk Factors section, describing this.

2. We note your response to comment 8. With a view toward revised and expanded disclosure, please provide support for the following features of your share repurchase program:

- the requirement to provide 90 days' notice to redeem;
- subtracting from the redemption price any distributions declared with record dates during such 90 day period without a minimum time period after such a reduction in the offer price occurs to allow security holders to take action in response to the change in price;
- the fact that at the time the right to withdraw a redemption request expires, redeeming investors may not know the redemption price;
- your Managing Member's ability, in its sole discretion, to amend, suspend or terminate the redemption plan at any time without notice; and
- your Managing Member's discretion to decline any particular redemption request if it believes such action is necessary to preserve or facilitate your tax status.

Please also disclose in more detail under what circumstances the Managing Member may, on your behalf, require a member requesting redemption prior to twelve months following the purchase of its Class A Units to pay a redemption fee of 10% of the amount of the redemption request. Finally, please tell us where redeeming investors will be able to access the redemption price. We may have further comments.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: J. Martin Tate, Esq. (Via E-Mail)
        Carman Lehnhof Israelsen LLP